Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

RECEIVED
2005 FEB ... P 3: 1...

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

05005969

Lima, February 14th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of December 31st, 2004, and our management report for that period.

Sincerely yours,

ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

2/22

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: ***Other information***

Lima, February 14th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of December 31st, 2004, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el año 2004. los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Hugo Sommerkamp Molinari	Víctor Astete Palma
Gerente Central de Control de Gestión y Sistemas	Gerente de División Contraloría

Lima, 14 de febrero del 2005

Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2004

(Lima, Perú, 14 de febrero del 2005).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del cuarto trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 31-12-04 ascendieron a S/. 831.9 millones, en comparación con S/. 728.5 millones del mismo periodo del año anterior, un incremento de 14.2%.

El resultado neto al 31-12-04 arrojó una utilidad neta de S/.27.5 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 21.3 millones, un incremento de 29.4%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos de Operación, solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 4T trimestre del 2004 ascendieron a S/. 185.5 millones, en comparación con S/. 175.2 millones del mismo período del año anterior, un incremento de 5.9 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 112.9% a las del mismo período del año anterior (S/. 74.0 millones en el 4T 2004; S/.34.8 millones en el 4T del 2003). debido, principalmente, a mayores ventas de maquinaria Caterpillar (nueva y usada) a la gran minería, mediana minería y empresas constructoras encargadas de efectuar trabajos de desarrollo para estos dos sectores económicos. El incremento de la demanda de maquinaria Caterpillar en el sector minero se

Ferreyros S.A.A.
Hugo Sommerkamp Mollinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

explica por un aumento importante tanto en la demanda de minerales como en el precio de los mismos en el mercado internacional.

Por otra parte, los ingresos por alquiler de equipos del 4T del 2004 mostraron una disminución de 41.8% en comparación con los registrados en el mismo período del año anterior (S/. 4.2 millones en el 4T del 2004; S/.7.2 millones en el 4T del 2003) debido, básicamente, a que en el 2004 hubo una disminución importante en el requerimiento de equipo de alquiler por parte de una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. Dicha disminución se produjo gradualmente, y fue ocasionada por la terminación de los trabajos para los cuales fueron alquilados los equipos. Las unidades sobrantes de la flota de alquiler han sido transferidas, para su venta, al inventario de equipos usados.

Asimismo, las ventas de repuestos y servicios del 4T del 2004 fueron menores en 19.4% a las del mismo período del año anterior (S/.107.3 millones en el 4T del 2004; S/.133.2 en el 4T del 2003). Esta disminución se debe a lo siguiente:

- Una disminución 4.5% debido a la caída del tipo de cambio (la conversión de las ventas en dólares a nuevos soles utilizando un tipo de cambio menor da como resultado menores ventas en soles). El tipo de cambio promedio del 4T del 2004 fue 3.315 en comparación con 3.472 del mismo período del año anterior.
- Una disminución temporal en la venta de repuestos y servicio, debido a atrasos por parte de algunas empresas de la gran minería en el envío de componentes para ser reparados en los talleres de la Compañía. Esta disminución será compensada en los próximos meses, cuando se lleve a cabo la reparación de dichos componentes.

UTILIDAD EN VENTAS.- La utilidad en ventas del 4T del 2004 ascendió a S/. 44.2 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 43.7 millones, un aumento de 1.2%. En términos porcentuales, la utilidad en ventas del 4T del 2004 es inferior la del mismo período del año anterior (23.8% vs. 24.9%). Esta disminución se debe, principalmente, a una mayor participación de las ventas de productos principales en la venta total de la Compañía. (S/.74.0 millones en el 4T del 2004; S/.34.8 en el 4T del 2003). Los márgenes brutos de ventas de productos principales son más bajos que los obtenidos en ventas de repuestos y servicios.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 4T del 2004 a S/. 41.5 millones en comparación con S/. 36.6 millones del mismo período del año anterior, un aumento de 13.4 %, debido a lo siguiente:

- Aumento de remuneraciones otorgado a los trabajadores de la Compañía en agosto del 2004, para reponer la pérdida de poder adquisitivo de la moneda peruana, ocasionada por la inflación de los cinco años anteriores al 2003, tiempo durante el cual dichas remuneraciones se mantuvieron congeladas.

Ferreyros S.A.
Hugo Sommerkamp Mollnari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

- Contratación de personal técnico extranjero altamente calificado, para brindar a los clientes, especialmente de la gran minería, un servicio postventa de acuerdo con estándares de calidad internacional.
- Incremento de los gastos variables como consecuencia de las mayores ventas de maquinas y equipos.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos.

En términos porcentuales los gastos del 4T del 2004 representan el 22.3% de las ventas netas, en comparación con 20.9% del mismo período del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 4T del 2004 ascendieron a S/. 6.2 millones en comparación con S/.4.9 millones del mismo período del año anterior, un aumento de 24.6%, que se explica, principalmente, por: i) un aumento de S/. 0.8 millones en intereses de ventas a plazo; ii) un incremento de S/. 0.5 en intereses moratorios; iii) un aumento de S/. 0.8 millones en descuentos por pronto pago otorgados por Caterpillar, principal proveedor de la Compañía; iv) una disminución de S/.1.1 millones en intereses de depósitos bancarios; y v) otros incrementos por S/. 0.3 millones.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 6.8 millones en el 4T del 2004 en comparación con S/.8.3 millones del mismo período del año anterior, una disminución de 17.5%, debido, principalmente, a: una reducción de S/. 49.8 millones en el monto de los pasivos sujetos a pago de intereses (el pasivo promedio en el 4T del 2004 fue de S/. 403.4 millones, en comparación con S/. 453.3 millones del mismo período del año anterior) y, adicionalmente, a un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las deudas de la Compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.2.3 millones en el 4T trimestre del 2004, en comparación con S/. 2.0 millones del mismo período del año anterior, un incremento de 13.3%, debido, a un aumento en las utilidades de algunas subsidiarias como consecuencia de un crecimiento de la demanda en los sectores donde desarrollan sus actividades económicas.

OTROS INGRESOS (EGRESOS).- En el 4T trimestre del 2004, en este rubro se registró un ingreso neto de S/. 2.9 millones en comparación con un egreso neto de S/. 3.5 millones del mismo período del año anterior. En el 4T del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/.1.4 millones por reversión de una provisión para costo de ventas de equipos de alquiler, efectuada en exceso en años anteriores y cuya situación se definió en el 4T del 2004; ii) un ingreso de S/. 0.4 millones por reversión de una provisión para pago de multas, efectuada en exceso en el 2004; iii) ingreso por S/. 0.2 millones por alquiler de locales; y iv) otros ingresos, neto por S/. 0.9 millones. En el cuarto trimestre del 2003 se

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

contabilizaron en esta cuenta, principalmente, los siguientes conceptos: i) un egreso de S/. 5.2 millones por provisión extraordinaria para desvalorización de existencias, y ii) un ingreso neto de S/. 1.7 millones por recuperación de impuesto a la renta pagado por cuenta de un proveedor del exterior.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares. Sin embargo, parte de esta utilidad se compensa con una menor utilidad bruta debido a que los precios de venta en dólares disminuyen en moneda local por efecto de la disminución del tipo de cambio.

En el 4T trimestre del 2004, el REI arrojó una utilidad de S/. 0.7 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 4.1 millones. La utilidad por REI del cuarto trimestre del año 2004 se debe básicamente, a: i) una disminución del valor de los activos no monetarios como producto de una inflación negativa de 0.02 %, y ii) una apreciación del nuevo sol de 1.78%, que generó una utilidad en cambio en la conversión a soles del pasivo neto en dólares, que fue superior a la disminución del valor de los activos no monetarios por el efecto de la inflación negativa. Adicionalmente, el REI de este período incluye una perdida de S/.1.5 millones generada por un cambio en el método de valuación de una inversión en una empresa no subsidiaria (hasta el 30-09-04, esta inversión se valorizaba en base a su valor de mercado; a partir del 01-10-04, la misma se valoriza por el método de participación patrimonial). La utilidad por REI del cuarto trimestre del año 2003 se explica por: i) una apreciación del nuevo sol de 0.57 %, que generó una utilidad en cambio en la conversión a soles del pasivo neto en dólares; y ii) por una inflación de 1.01 %, que también produjo una utilidad en la actualización del valor de los activos no monetarios.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 4T trimestre del 2004 ascendió a S/. 4.5 millones en comparación con S/. 4.3 millones del mismo período del año anterior, un incremento de 3.7%, debido al incremento de ingresos financieros, disminución de los gastos financieros, incremento en los resultados de subsidiarias y disminución de otros egresos, lo cual permitió compensar el aumento de los gastos de venta y administración y la menor ganancia por REI; así como incrementar la utilidad neta en S/ 0.2 millones.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANALISIS DEL BALANCE GENERAL

Al 31-12-04, el total de pasivos ascendió a S/. 449.4 millones en comparación con S/. 440.4 millones al 30-09-04, un incremento de S/. 9.0 millones. Por otra parte, el total de activos al 31-12-04 ascendió a S/. 746.5 millones en comparación con S/. 734.7 millones al 30-09-04, un incremento neto de S/. 11.9 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento de S/. 5.7 en Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) que se explica por: i) un aumento de S/. 8.2 millones por recuperación de cuentas por cobrar a clientes entregadas en garantía a un patrimonio fideicometido; ii) aumento de S/. 7.4 millones por mayores ventas; iii) aumento de S/. 2.2 millones por cartera cedida por una subsidiaria; iv) disminución de S/. 10.8 millones por cobranzas efectuadas en el período; v) otras disminuciones por S/. 1.3 millones.

b) Disminución de S/.2.6 millones en Cuentas por Cobrar a Filiales debido a cobranzas efectuadas en el período.

c) Disminución de S/. 10.9 millones en Otras Cuentas por Cobrar que se explica por lo siguiente: i) disminución de S/.8.2 millones por transferencia a Cuentas por Cobrar Comerciales de cartera entregada en garantía a un patrimonio fideicometido; ii) disminución de S/. 0.7 millones en cuentas por cobrar al personal; iii) disminución de S/. 0.8 millones por aumento de la provisión para cobranza dudosa; y iv) disminución de S/. 1.2 millones en otras cuentas por cobrar.

c) Aumento de S/. 39.1 en Inventarios, como consecuencia de las siguientes operaciones: i) un aumento de S/. 86.2 millones por adquisiciones de equipos; ii) un aumento de S/. 5.3 millones por ingreso al inventario de maquinaria incautada; iii) un aumento de 7.5 millones en el inventario de repuestos y servicios; iv) una disminución de S/. 61.6 millones por ventas efectuadas en el periodo; y v) otros incrementos por S/. 1.7 millones.

d) Aumento del Activo Fijo por S/. 5.0 millones, que se explica por: i) un aumento de S/. 7.5 millones por adquisiciones de equipos para la flota de alquiler; ii) un aumento de S/. 3.8 millones por adquisiciones de otros activos fijos; iii) una disminución de S/. 7.4 millones por aumento de la depreciación acumulada; y iv) otros aumentos por S/. 1.1 millones.

e) Disminución de Inversiones en Valores por S/. 20.2 millones debido a: i) un aumento de S/. 2.3 millones por utilidades de subsidiarias reconocidas en el período por el método de participación patrimonial; ii) un aumento de S/. 3.3 millones por compra de acciones

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

subsidiaria que se encontraban en poder de otras dos subsidiaria. iii) una disminución de S/. 23.7 millones por liquidación de una inversión en un patrimonio fideicometido ; y iv) otras disminuciones por S/. 2.1 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-04 es de 1.49, en comparación con 1.39 al 30-09-04. El ratio de apalancamiento financiero al 31-12-04 es de 1.38, menor que el calculado al 30.09.04, que fue de 1.40.

La conformación de las obligaciones de la Compañía al 31 de diciembre 2004 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. ANEXO 1

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ESTADO DE GANANCIAS Y PERDIDAS
(En miles de soles constantes)

	4T 04	%	3T 04	%	4T 03	%	4T 04/ 3T 04 %	4T 04/ 4T 03 %	Acumulado al 31-12-04	%	Acumulado al 31-12-03	%	Variación %
Ventas Netas	185,536	100.0	174,594	100.0	175,240	100.0	6.3	5.9	831,911	100.0	728,497	100.0	14.2
Costo de Ventas	-141,310	-76.2	-137,766	-78.9	-131,520	-75.1	2.6	7.4	-653,928	-78.6	-556,712	-76.4	17.5
Utilidad en ventas	**44,226**	**23.8**	**36,827**	**21.1**	**43,721**	**24.9**	**20.1**	**1.2**	**177,982**	**21.4**	**171,785**	**23.6**	**3.6**
Otros ingresos operacionales	65	0.0	114	0.1	1,312	0.7	-42.6	-95.0	179	0.0	3,319	0.5	**-94.6**
Utilidad Bruta	**44,292**	**23.9**	**36,941**	**21.2**	**45,032**	**25.7**	**19.9**	**-1.6**	**178,161**	21.4	**175,103**	24.0	**1.7**
Gastos de Venta y Administración	-41,459	-22.3	-33,043	-18.9	-36,614	-20.9	25.5	13.2	-152,203	-18.3	-129,001	-17.7	18.0
Utilidad en operaciones	**2,833**	**1.5**	**3,898**	**2.2**	**8,418**	**4.8**	**-27.3**	**-66.3**	**25,958**	3.1	**46,103**	6.3	**-43.7**
Ingresos Financieros	6,225	3.4	3,458	2.0	4,994	2.8	80.0	24.6	19,686	2.4	15,957	2.2	23.4
Gastos Financieros	-6,814	-3.7	-7,353	-4.2	-8,269	-4.7	-7.3	-17.6	-28,011	-3.4	-33,092	-4.5	-15.4
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	2,318	1.2	2,889	1.7	2,047	1.2	-19.8	13.3	10,676	1.3	7,349	1.0	45.3
Otros Ingresos (Egresos), neto	2,967	1.6	-1,240	-0.7	-3,489	-2.0	-339.3	-185.0	-2,515	-0.3	-12,487	-1.7	-79.9
Utilidad antes de Resultado por exposición a la inflación	**7,529**	**4.1**	**1,652**	**0.9**	**3,701**	**2.1**	**355.7**	**103.4**	**25,794**	3.1	**23,830**	3.3	**8.2**
Ganancia (Pérdida) por Exposición a la Inflación	666	0.4	8,957	5.1	4,157	2.4	-92.6	**-84.0**	17,903	2.2	11,098	1.5	61.3
Utilidad antes de Participaciones e Impuesto a la Renta	**8,195**	**4.4**	**10,609**	**6.1**	**7,858**	**4.5**	**-22.8**	**4.3**	**43,697**	5.3	**34,928**	4.8	**25.1**
Participaciones	-877	-0.5	-788	-0.5	-808	-0.5	11.3	8.6	-3,493	-0.4	-3,116	-0.4	12.1
Utilidad antes de Impuesto a la Renta	**7,318**	**3.9**	**9,821**	**5.6**	**7,050**	**4.0**	**-25.5**	**3.8**	**40,204**	4.8	**31,813**	4.4	**26.4**
Impuesto a la Renta	-2,843	-1.5	-2,875	-1.6	-2,734	-1.6	-1.1	4.0	-12,655	-1.5	-10,518	-1.4	20.3
Utilidad neta	**4,474**	**2.4**	**6,946**	**4.0**	**4,316**	**2.5**	**-35.6**	**3.7**	**27,549**	3.3	**21,294**	2.9	**29.4**

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

				Variación %	
	31-dic-04	**30-sep-04**	**31-dic-03**	**31-dic-04 / 30-sep-04**	**31-dic-04 / 31-dic-03**
Caja y bancos	24,041	27,848	37,069	-13.7	-35.1
Cuentas por cobrar comerciales	109,360	101,189	77,366	8.1	41.4
Inventarios	204,088	164,923	209,973	23.7	-2.8
Cuentas por cobrar a vinculadas	2,544	5,143	10,228	-50.5	-75.1
Otras cuentas por cobrar	58,126	69,063	73,219	-15.8	-20.6
Gastos pagados por anticipado	2,220	2,995	2,368	-25.9	-6.3
Activo Corriente	**400,379**	**371,162**	**410,223**	7.9	-2.4
Cuentas por cobrar comerciales a largo plazo	28,665	31,139	38,190	-7.9	-24.9
Otras cuentas por cobrar a largo plazo					
Inmueble, maquinaria y equipo					
Equipo de alquiler	85,614	80,067	117,271	6.9	-27.0
Otros activos fijos	281,360	278,547	269,653	1.0	4.3
	366,974	358,614	386,925	2.3	-5.2
Depreciación acumulada	-150,969	-147,590	-148,076	2.3	2.0
Inmueble, maquinaria y equipo, neto	216,005	211,025	238,849	2.4	-9.6
Inversiones	93,700	113,879	106,687	-17.7	-12.2
Otros activos no corrientes	7,782	7,566	6,670	2.9	16.7
Activo no Corriente	346,152	363,609	390,396	-4.8	-11.3
Total Activo	**746,531**	**734,772**	**800,619**	1.6	-6.8
Deuda de corto plazo	130,890	125,816	198,677	4.0	-34.1
Otros pasivos corrientes	138,613	140,866	88,160	-1.6	57.2
Pasivo corriente	**269,503**	**266,683**	**286,837**	1.1	-6.0
Deuda de largo plazo	179,888	173,745	234,065	3.5	-23.1
Total Pasivo	**449,391**	**440,428**	**520,902**	2.0	-13.7
Ganancias diferidas	3,980	5,658	4,788	-29.7	-16.9
Impuesto a la renta diferido					
Patrimonio	**293,160**	**288,687**	**274,929**	1.5	6.6
Total Pasivo y Patrimonio	**746,531**	**734,772**	**800,619**	1.6	-6.8
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	32,097	24,372	32,283		
UAIDA	**85,902**	**63,835**	**89,205**		
Ratios Financieros					
Ratio corriente	1.49	1.39	1.43		
Apalancamiento Financiero	1.38	1.40	1.75		
Valor contable por acción	1.34	1.32	1.31		

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A

ANEXO 3

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	4T 04	%	3T 04	%	4T 03	%	4T 04/ 3T 04 %	4T 04/ 4T 03 %	Acumulado al 31-12-04	%	Acumulado al 31-12-03	%	Variación %
Caterpillar:													
Gran minería	27,345	14.7	3,411	2.0	13,493	7.7	701.6	102.7	144,515	17.4	37,554	5.2	284.8
Otros	23,215	12.5	22,567	12.9	4,093	2.3	2.9	467.2	94,183	11.3	96,648	13.3	-2.6
	50,560	27.3	25,978	14.9	17,586	10.0	94.6	187.5	238,698	28.7	134,202	18.4	77.9
Equipos	5,352	2.9	6,279	3.6	6,685	3.8	-14.8	-19.9	24,615	3.0	21,865	3.0	12.6
Automotriz	1,958	1.1	5,427	3.1	1,812	1.0	-63.9	8.0	14,761	1.8	10,845	1.5	36.1
	57,870	31.2	**37,684**	21.6	**26,083**	14.9	53.6	121.9	**278,074**	33.4	**166,912**	22.9	66.6
Repuestos y servicios	107,326	57.8	117,755	67.4	133,241	76.0	-8.9	-19.4	485,880	58.4	500,142	68.7	-2.9
Alquileres	4,217	2.3	5,609	3.2	7,248	4.1	-24.8	-41.8	20,871	2.5	33,972	4.7	-38.6
Unidades usadas	16,123	8.7	13,546	7.8	8,668	4.9	19.0	86.0	47,086	5.7	27,471	3.8	71.4
Total	**185,536**	100.0	**174,594**	100.0	**175,240**	100.0	6.3	5.9	**831,911**	100.0	**728,497**	100.0	14.2

Distribución porcentual de las ventas de la compañia por sectores económicos:

	Acumulado al 31-12-2004
Minería	68.4%
Hidrocarburos y petróleo	1.3%
Construccion	11.6%
Agricultura	2.3%
Pesca	3.1%
Transporte	1.7%
Gobierno	0.9%
Otros	10.7%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de diciembre del 2004

(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	9,909	5,812	1,613	2,484
Papeles Comerciales	-			
Proveedores:				
Caterpillar	33,500	33,253	247	
Otros	7,117	6,616	501	
Bonos corporativos	45,000		15,000	30,000
Caterpillar Financial Services	27,506		5,197	22,309
Otros pasivos	13,851	13,851		
Total	136,883	59,532	22,558	54,793

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1049	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

FERREYROS S.A.A.
Balance General
Al 31 de Diciembre del año 2004 y 31 de Diciembre del año 2003
(En miles de nuevos soles)

Activo	Notas	Al 31 de Diciembre 2004	Al 31 de Diciembre 2003
Activo Corriente			
Caja y Bancos	0	24,041	37,069
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	109,360	77,366
Cuentas por Cobrar a Vinculadas	0	2,544	10,228
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	58,126	73,219
Existencias (neto de provisión acumulada)	2	204,088	209,973
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	2,220	2,368
Total Activo Corriente		**400,379**	**410,223**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	0	28,665	38,190
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	93,700	106,687
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	3	216,005	238,849
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	642	459
Impuesto a la Renta y Participaciones Diferidos Activo	0	7,140	6,211
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		**346,152**	**390,396**
TOTAL ACTIVO		**746,531**	**800,619**

Pasivo y Patrimonio	Notas	Al 31 de Diciembre 2004	Al 31 de Diciembre 2003
Pasivo Corriente			
Sobregiros Bancarios	0	1,098	321
Préstamos Bancarios	0	19,082	27,209
Cuentas por Pagar Comerciales	0	130,890	198,677
Cuentas por Pagar a Vinculadas	0	6,172	5,209
Otras Cuentas por Pagar	0	38,204	34,805
Parte Corriente de las Deudas a Largo Plazo	0	74,057	20,616
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**269,503**	**286,837**
Pasivo No Corriente			
Deudas a largo plazo	0	179,888	234,065
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	3,980	4,788
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**183,868**	**238,853**
Total Pasivo		**453,371**	**525,690**
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	5	251,550	241,281
Capital adicional	0	0	0
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,267	10,926
Reservas Legales	0	3,529	1,400
Otras Reservas	0	0	0
Resultados Acumulados	5	27,814	21,322
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**293,160**	**274,929**
TOTAL PASIVO Y PATRIMONIO NETO		**746,531**	**800,619**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2004	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	8	184,268	176,867	825,538	723,139
Otros Ingresos Operacionales	0	456	1,931	1,273	5,340
Total de Ingresos Brutos		**184,724**	**178,798**	**826,811**	**728,479**
Costo de Ventas (Operacionales)	0	-140,432	-133,766	-648,650	-553,376
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-140,432	-133,766	-648,650	-553,376
Utilidad Bruta		**44,292**	**45,032**	**178,161**	**175,103**
Gastos Operacionales					
Gastos de Ventas	0	-22,989	-22,467	-91,647	-72,255
Gastos de Administración	0	-18,470	-14,147	-60,556	-56,745
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**2,833**	**8,418**	**25,958**	**46,103**
Otros Ingresos (gastos)					
Ingresos Financieros	0	6,225	4,994	19,686	15,957
Gastos Financieros	0	-6,814	-8,269	-28,011	-33,092
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,318	2,047	10,676	7,349
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	0	0	0
Otros Gastos	0	2,966	-3,489	-2,515	-12,487
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	666	4,157	17,903	11,098
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**8,194**	**7,858**	**43,697**	**34,928**
Participación de los trabajadores corrientes y diferidos	0	-877	-808	-3,493	-3,116
Impuesto a la Renta corriente y diferido	0	-2,843	-2,734	-12,655	-10,518
Resultado antes de Gastos Extraordinarios		**4,474**	**4,316**	**27,549**	**21,294**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
Resultado antes de Interes Minoritario		**4,474**	**4,316**	**27,549**	**21,294**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**4,474**	**4,316**	**27,549**	**21,294**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**4,474**	**4,316**	**27,549**	**21,294**
Utilidad (pérdida) básica por acción común	7	0.021000	0.021000	0.126000	0.104000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 31 de Diciembre de 2004	Del 1 de Enero de 2003 al 31 de Diciembre de 2003
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	787,776	677,404
Honorarios y comisiones	0	1,185	5,533
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	10,872	8,969
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	15,454	2,830
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-705,632	-563,910
Remuneraciones y beneficios sociales	0	-98,568	-84,048
Tributos	0	-17,441	-8,209
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-1,036	-9,839
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**-7,390**	**28,730**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	103	18,127
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	2,079	2,295
Venta de activos intangibles	0		18,152
Intereses y rendimientos	0	0	0
Dividendos	0	21	10,056
Otros cobros de efectivo relativos a la actividad	0	1,785	1,698
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	-3,910	-1,172
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-9,333	-5,458
Compra y desarrollo de activos intangibles	0	-269	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**-9,524**	**43,698**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	777	0
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	110,208	146,897
Otros cobros de efectivo relativos a la actividad	0	32,628	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	-371
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-119,071	-147,118
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-29,429	-34,704
Dividendos	0	-9,130	-2,614
Otros pagos de efectivo relativos a la actividad.	0	0	-37,275
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-14,017**	**-75,185**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-30,931**	**-2,757**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	37,069	28,728
Resultado por Exposición a la Inflación	0	17,903	11,098
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**24,041**	**37,069**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 31 de Diciembre de 2004	Del 1 de Enero de 2003 al 31 de Diciembre de 2003
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	27,549	21,294
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	16,597	12,857
Provisión por desvalorización de existencias	0	9,854	17,716
Provisión por fluctuación del valor de los valores e inversiones	0	2,433	0
Depreciación del ejercicio	0	32,011	31,684
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	86	598
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	9,976	5,872
Pérdida en venta de valores e inversiones permanentes	0	38	2,472
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	166
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	28,011	33,666
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-574	0
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-17,903	-11,098
Impuesto a la renta y participación de los trabajadores diferidos	0	-3,153	-2,297
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-10,676	-7,349
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-23,584	-28,589
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-74,091	-49,413
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	45,373	-1,705
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	1,993	33,357
(Aumento) Disminución en Gastos Pagados por Anticipado	0	150	800
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-62,703	-5,465
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	11,223	-25,836
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		-7,390	28,730

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2004 y 2003
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a *moneda* extranjera	Total
Saldos al 1ero. de enero de 2003	193,733	43,464	0	0	12,342	265	0	6,468	0	256,272
1. Efecto acumulado de cambios en políticas contables y corrección de errores *sustanciales*	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-2,637	0	-2,637
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. *Movimiento de prima en la colocación de acciones (aportes)*	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	47,548	-43,464	0	0	-1,416	0	0	-2,668	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	21,294	0	21,294
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,135	0	-1,135	0	0
Saldos al 31 de Diciembre de 2003	**241,281**	**0**	**0**	**0**	**10,926**	**1,400**	**0**	**21,322**	**0**	**274,929**
Saldos al 1ero. de enero de 2004	241,281	0	0	0	10,926	1,400	0	21,322	0	**274,929**
1. Efecto acumulado de cambios en *políticas contables y corrección de errores* sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,318	0	-9,318
4. *Nuevos aportes de accionistas*	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	10,269	0	0	0	-659	0	0	-9,610	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	27,549	0	27,549
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	2,129	0	-2,129	0	0
Saldos al 31 de Diciembre de 2004	**251,550**	**0**	**0**	**0**	**10,267**	**3,529**	**0**	**27,814**	**0**	**293,160**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	218000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	72875
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	13948
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	2631
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	613
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	150969
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	4244
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	24087
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2004.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el año terminado el 31 de diciembre del 2004, ha sido 4.9%.

2) EXISTENCIAS

Este rubro comprende :

	31/12/04	31/12/03
	(En miles de Soles)	
Máquinas, motores y automotores	94,839	114,211
Repuestos	67,040	71,591
Servicios de taller en proceso	23,730	23,886
Existencias por recibir	32,427	13,982
	218,036	223,670
Provisión para desvalorización de existencias	(13,948)	(13,697)
	204,088	209,973

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

El movimiento en el ejercicio de la provisión para desvalorización de existencias fue el siguiente:

	31/12/04	31/12/03
	(En miles de Soles)	
Saldo inicial	13,697	14,879
Adiciones del período	9,854	17,716
Aplicaciones por ventas	(8,776)	(14,506)
Otros cambios	(827)	(4,392)
Saldo final	13,948	13,697

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
			(miles de nuevos soles)			
Costo:						
Terrenos	49,749	78				49,827
Edifcios y otras construciones	74,065	118			-587	73,596
Instalaciones	9,761	632			-85	10,308
Maquinaria y Equipo	104,214	4,800	-3,844	7,872	-379	112,663
Maquinaria y Equipo - flota de alquiler	108,983	14,597		-37,966		85,614
Unidades de Transporte	4,936	308	-320	-192		4,732
Unidades de Transporte- flota de alquiler	8,302	156		-8,462	4	0
Muebles y enseres	25,081	2,976	-67	-18		27,972
Trabajo en Curso	1,840	422				2,262
	386,931	24,087	-4,231	-38,766	-1,047	366,974
Depreciación acumulada :						
Edifcios y otras construciones	19,057	2,389			-548	20,898
Instalaciones	6,546	893				7,439
Maquinaria y Equipo	66,788	13,707	-2,448	-2,986	-2	75,059
Maquinaria y Equipo - flota de alquiler	28,211	12,020		-19,065		21,166
Unidades de Transporte	4,372	382	-234	-173		4,347
Unidades de Transporte- flota de alquiler	3,276	346		-3,622		
Muebles y enseres	19,832	2,274	-45	-1		22,060
	148,082	32,011	-2,727	-25,847	-550	150,969
Costo neto	238,849					216,005

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19916

4) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el periodo por títulos de deuda han ascendido a S/. 22.6 millones.

5) PATRIMONIO NETO

a) **Por** acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social por S/.10.3 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

b) Resultados acumulados

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9.3 millones como dividendos en efectivo.

6) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la compañía recibió una Resolución de Multa por S/.2.3 millones, incluido intereses, por supuesta omisión en el pago de la regularización del impuesto a la renta del año 2000. La compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.0 millones, incluidos multas e intereses, sobre la cuales la Compañía presentó un recurso de reclamación a la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$2.1 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Al 31 de diciembre del 2004, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 5.0 millones y US$ 4.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.3 millones, que garantizan transacciones diversas.

7) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

	Trimestres terminados el :		Años terminados el :	
	31-12-04	31-12-03	31-12-04	31-12-03
Utilidad neta S/.	4,474,000	4,316,000	27,549,000	21,294,000
Promedio ponderado de acciones comunes en circulación	218,000,000	205,000,000	218,000,000	205,000,000
Utilidad básica por acción S/.	0.021	0.021	0.126	0.104

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

8) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias y afiliadas fueron las siguientes:

	Trimestres terminados el :		Años terminados el:	
	31-12-04	31-12-03	31-12-04	31-12-03
	(en miles de nuevos soles)			
Ventas netas:	4,851	4,420	15,204	10,626
Utilidad en ventas	457	21	1,773	50

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18815

9) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones realizadas con subsidiarias se resumen como sigue :

	Años terminados el :	
	31-12-04	31-12-03
	(miles de nuevos soles)	
Venta de bienes :		
Orvisa S.A	11,225	5,703
Unimaq S.A	2,558	1,966
Motorindustria S.A	477	1,121
Fiansa S.A	162	30
	14,422	8,820
Venta de servicios :		
Motorindustria S.A	539	975
Unimaq S.A	137	246
Depositos Efe S.A		51
Orvisa S.A	44	307
Fiansa S.A	62	227
	782	1,806
Total ventas de bienes y servicios	15,204	10,626
Compra de bienes :		
Unimaq S.A	2,221	1,535
Fiansa S.A	3,173	870
Orvisa S.A	1,307	1,522
	6,701	3,927
Compra de servicios :		
Motorindustria S.A	26,313	21,006
Depositos Efe S.A	664	727
Fiansa S.A		1,648
Orvisa S.A		43
	26,977	23,424
Total compras de bienes y servicios	33,678	27,351

Los ingresos provenientes de estas operaciones se encuentran gravados con el respectivo Impuesto General a las Ventas, asi como también con el Impuesto a la Renta.

Las operaciones se realizaron a valor de mercado y la forma de pago es al contado.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18815

	31-12-04	31-12-03
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, Maquinaria y equipo	36,939	39,878
Transferencias de inmuebles, maquinaria y Equipo a existencia	50,355	30,657

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10016